February 28, 2007

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Pradip Bhaumik, Attorney-Advisor

      Cecilia B. Blye, Chief Office of Global Security Risk

Re:  Broadcast International Inc. Form 10-KSB fye 12/31/2005

       Your letter dated February 21, 2007

Dear Mr. Bhaumik:

Pursuant to our conversation of today, please be advised that:

(i)

Broadcast International, Inc. (the “Company”) is responsible for the adequacy and accuracy of the disclosure in all of our filings;

(ii)

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and,

(iii)

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require further information in this regard, please do not hesitate to contract the undersigned.

Sincerely,

Broadcast International, Inc.

/s/ Reed L. Benson

Reed L Benson

General Counsel